SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 3, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:	Swedish Match Interim Report Q2 2006

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: August 3, 2006	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Interim Report

January – June 2006

•	Net sales for the second quarter amounted to 3,242 MSEK (3,384), and 6,193 MSEK (6,351) for the first six months

•	Operating income amounted to 920 MSEK (647) for the second quarter and 1,640 MSEK (1,185) for the first six months

•	Operating income, excluding a one time pension curtailment gain of 148 MSEK for the second quarter amounted to 772 MSEK and 1,492 MSEK for the first six months

•	Net income for the second quarter amounted to 616 MSEK (405), and 1,103 MSEK (752) for the first six months

•	EPS for the second quarter was 2.09 SEK (1.27), and 3.71 SEK (2.33) for the first six months

Summary of Consolidated Income Statement

MSEK	April – June		January - June		Full year 2005
	2006	2005	2006	2005
Sales	3,242	3,384	6,193	6,351	13,311
Operating income	920	647	1,640	1,185	2,825
Income before tax	880	614	1,575	1,132	2,696
Net income incl. minority interest	616	405	1,103	752	1,777
Earnings per share (SEK)	2.09	1.27	3.71	2.33	5.61

Sales and results for the second quarter

In local currencies and excluding divested businesses sales increased by 2 percent. Reported sales for the second quarter decreased by 4 percent to 3,242 MSEK (3,384). Currency translation impacts have affected the sales comparison positively by 22 MSEK. All product areas except lights and other operations demonstrated sales growth. Excluding divested businesses, sales were flat for Lights and Other operations.

For snuff, sales grew by 4 percent during the second quarter, to 831 MSEK (800) while operating income decreased by 2 percent to 381 MSEK (388). Swedish Match volumes increased in both the US and Scandinavian markets. New products were launched in both the US and Scandinavian markets. For the product area snuff, operating margin was 45.9 percent (48.5). The decrease in operating margin is primarily a result of expenses related to the product launches.

Sales of cigars in the second quarter increased to 888 MSEK (841) and operating income grew by 81 percent, to 202 MSEK (112). In the second quarter of 2005 restructuring costs of 75 MSEK were incurred. Sales and operating income for cigars grew in Europe and for US premium cigars, while machine made cigars in the US showed a somewhat weaker development. Operating margin for cigars amounted to 22.7 percent (22.2, excluding the 75 MSEK restructuring costs).

Group operating income for the second quarter reached 920 MSEK (647) including a one time pension plan curtailment gain of 148 MSEK. In last year’s second quarter 75 MSEK of restructuring costs were incurred. Excluding the one time pension plan curtailment gain this year and the restructuring costs previous year, operating income increased by 7 percent or 50 MSEK. Currency translation impacts have affected the operating income positively by 10 MSEK.

Operating margin for the second quarter amounted to 23.8 percent excluding the pension plan curtailment gain compared to 19.1 percent for the second quarter 2005.

EPS (basic) for the second quarter was 2.09 SEK (1.29). EPS (diluted) was 2.08 SEK, compared to 1.27 SEK last year. Excluding the pension plan curtailment gain EPS (diluted) was 1.74 SEK (1.27).

Sales and results for the first six months

Sales for the first six months amounted to 6,193 MSEK (6,351), a decrease of 2 percent. Excluding divested businesses, sales increased by 4 percent. In local currencies sales were flat, excluding divested businesses. Operating income amounted to 1,640 MSEK (1,185). Last year’s operating income for the first six months included 106 MSEK restructuring costs in cigars and lights. This year’s operating income was positively affected by the one time pension plan curtailment gain of 148 MSEK. Excluding the curtailment gain in 2006 and the restructuring costs in 2005, operating income during the first six months increased by 16 percent to 1,492 MSEK (1,291).

EPS (basic) for the first six months was 3.71 SEK (2.33). Diluted EPS amounted to 3.70 SEK (2.32). Excluding the pension plan curtailment gain diluted earnings per share was 3.35 SEK compared to 2.32 SEK during last year’s first six months.

Group operating margin during the first six months was 24.1 percent (18.7) excluding the pension plan curtailment gain in 2006.

Sales by product area

	April - June		Chg %	January - June		Chg %	12 months ended Jun 30, - 06	Full year 2005	Chg %
MSEK	2006	2005		2006	2005
Snuff	831	800	4	1,615	1,503	7	3,244	3,131	4
Cigars	888	841	6	1,647	1,574	5	3,355	3,283	2
Chewing Tobacco	277	267	4	550	509	8	1,120	1,079	4
Pipe Tobacco & Accessories	218	218	0	456	434	5	942	920	2
Lights	368	524	(30)	755	962	(21)	1,729	1,936	(11)
Other operations	659	734	(10)	1,170	1,369	(15)	2,763	2,962	(7)

Total	3,242	3,384	(4)	6,193	6,351	(2)	13,153	13,311	(1)

Operating income by product area

	April - June		Chg %	January - June		Chg %	12 months ended Jun 30, - 06	Full year 2005	Chg %
MSEK	2006	2005		2006	2005
Snuff	381	388	(2)	761	711	7	1,554	1,504	3
Cigars	202	112	81	359	248	45	724	613	18
Chewing Tobacco	78	83	(6)	162	152	6	356	347	3
Pipe Tobacco & Accessories	57	56	2	131	115	14	253	237	7
Lights	71	45	57	133	41	225	150	58	160
Other operations	(17)	(37)		(55)	(83)		(111)	(140)

Subtotal	772	647	19	1,492	1,185	26	2,926	2,618	12
Larger one time items
Pension curtailment gain	148	—		148	—		148	—
Income from sale of real estate	—	—		—	—		206	206

Total	920	647	42	1,640	1,185	38	3,280	2,825	16

Operating margin by product area

	April - June			January - June			12 months ended Jun 30, - 06		Full year 2005
Percent	2006		2005	2006		2005
Snuff	45.9		48.5	47.1		47.3	47.9		48.0
Cigars	22.7		13.3	21.8		15.7	21.6		18.7
Chewing Tobacco	28.3		31.2	29.4		29.9	31.7		32.1
Pipe Tobacco & Accessories	26.0		25.6	28.8		26.6	26.9		25.8
Lights	19.4		8.7	17.7		4.3	8.7		3.0

Group*	23.8	*	19.1	24.1	*	18.7	22.2	*	19.7	*

*	Excluding larger one time items

Snuff / Snus

Sweden is the world’s largest snuff market measured by per capita consumption. In Sweden, a substantially larger proportion of the male population uses the Swedish type of snuff called snus* compared to cigarettes. The Norwegian market, which is substantially smaller than the Swedish market, is at present showing strong growth. The US is the world’s largest snuff market measured in number of cans and is approximately five times larger than the Swedish market. In Sweden and Norway, Swedish Match has a leading position. In the US, the Company is well positioned as number three on the market. Some of the best known brands include General, Ettan, and Grov in Sweden, Timber Wolf and Longhorn in the US and Taxi in South Africa.

During the second quarter, sales increased by 4 percent versus the previous year, to 831 MSEK (800), while operating income declined by 2 percent, to 381 MSEK (388). Volumes increased in Scandinavia (1.2 percent) as well as in the US (13.8 percent), measured in number of cans. Operating margin reached 45.9 percent (48.5). The decrease in operating margin is mainly attributable to expenses related to new product launches in Scandinavia and in the US. In Sweden the Company has launched Onico, a nicotine and tobacco free pouch product and in the US the launch of Wolf Packs, Timber Wolf in pouched form, has continued.

*	Swedish snus is moist snuff which is produced using a special heat treated process, much like pasteurization as opposed to other snuff products for which a fermentation process is used.

Sales for the first six months amounted to 1,615 MSEK (1,503), an increase of 7 percent. In Scandinavia sales volumes increased by 2.8 percent measured in number of cans. In Sweden the increase was 1.4 percent. Volumes in Norway and tax free sales also increased. Sales volume of pouched snuff increased, while loose snuff sales volume declined marginally on the Swedish market. The proportion of pouched snuff for the first six months was 58 percent of the Swedish market, compared to 57 percent for the first six months in 2005.

In the US, year to date sales volumes were up by 19 percent versus previous year measured in number of cans. Sales of Longhorn were considerably higher than the year before, and also sales for Timber Wolf increased.

Operating income year to date for the product area amounted to 761 MSEK (711), up 7 percent. On the Scandinavian market operating income increased mainly due to higher volumes and lower costs. In the US, operating income increased due to substantially higher volumes. Operating margin for snuff for the year to date was 47.1 percent (47.3).

Cigars

Swedish Match is the world’s second largest producer of cigars and cigarillos in sales value. Swedish Match offers a full range of different cigars and brands. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Justus van Maurik, Willem II, Salsa and Wings. The US is the largest cigar market in the world where Swedish Match has a leading position in the premium segment and is well established in the segment for machine made cigars. After the US, the most important cigar markets are in Europe, where Swedish Match is well represented in most countries, with an especially good market position in The Netherlands and in the Nordic area.

During the second quarter, sales increased by 6 percent, to 888 MSEK (841), and operating income increased to 202 MSEK (112). In the second quarter of 2005 restructuring costs of 75 MSEK were incurred. Excluding the restructuring costs in 2005, operating income increased by 8 percent. Operating margin reached 22.7 percent (13.3). Operating margin excluding the restructuring cost in 2005 was 22.2 percent. Delivered unit volumes improved significantly in Europe while volumes were somewhat lower in the US market for machine made cigars and stable in the US premium segment.

Sales for the first six months amounted to 1,647 MSEK (1,574), an increase of 5 percent. Sales were up for premium cigars in the US, while sales were down for machine made cigars in the US and sales were flat in Europe.

Operating income for the first six months grew by 45 percent to 359 MSEK (248). Excluding restructuring costs of 75 MSEK in 2005, operating income grew by 11 percent. Operating margin amounted to 21.8 percent (20.5, excluding restructuring costs of 75 MSEK). The increase in operating income is primarily due to lower costs as a result of previous restructuring measures, as well as from increased sales.

As previously announced, during the first quarter the company acquired the Hajenius and Oud Kampen cigar brands with a strong presence in the Dutch market from the Burger Group.

Chewing Tobacco

Chewing tobacco is sold primarily on the North American market, mainly in the southern US. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment shows a declining trend.

During the second quarter, sales increased by 4 percent, to 277 MSEK (267), while operating income declined by 6 percent, to 78 MSEK (83). Operating margin was 28.3 percent (31.2).

Sales for the first six months grew by 8 percent to 550 MSEK (509), while operating income increased by 6 percent to 162 MSEK (152). In local currency, sales for the first six months were flat. Higher average prices partially compensated for volume loss. Operating margin amounted to 29.4 percent (29.9).

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and its products are marketed worldwide. The Borkum Riff brand is sold in over 60 countries. The Company has its most significant presence in South Africa, where local production takes place. Best Blend and Boxer are the most important brands in South Africa. Accessories include the sales of papers, filters, and other smoking related items, primarily in the UK and Australia. Pipe tobacco consumption declines on most established markets.

During the second quarter, sales reached 218 MSEK (218), and operating income grew by 2 percent, to 57 MSEK (56). Operating margin was 26.0 percent (25.6).

Sales for the first six months amounted to 456 MSEK (434). Improved price levels and a strong South African Rand compensated for lower volumes. Operating income was 131 MSEK (115). Operating margin amounted to 28.8 percent (26.6).

Lights (Matches and Lighters)

Swedish Match is a market leader in a number of markets for matches. The brands are mostly local, and have leading positions in their home countries. Larger brands include Solstickan, Three Stars, Fiat Lux, and Redheads. The Company produces and distributes disposable lighters and the main brand is Cricket. Swedish Match’s largest market for lighters is Russia.

During the second quarter, sales declined by 30 percent, to 368 MSEK (524) while operating income increased to 71 MSEK (45). Excluding divested businesses, sales for the second quarter grew by 1 percent. The increase in operating income is attributable to the effects of the previously implemented restructuring program for matches as well as good volumes and mix during the quarter. Operating margin was 19.4 percent (8.7).

Sales for the first six months amounted to 755 MSEK (962). Excluding divested businesses sales grew by 7 percent, mainly as a result of positive currency impacts. Operating income during the first six months was 133 MSEK (41). These figures include costs of 31 MSEK for the closure of the Valencia, Spain factory during the first quarter 2005. Operating margin amounted to 17.7 percent (4.3).

Other Operations

Other operations include primarily the distribution of tobacco products on the Swedish market, as well as corporate overheads.

Sales in Other operations for the first six months decreased to 1,170 MSEK compared to 1,369 MSEK previous year. Sales have decreased as an effect of divested businesses. Volumes in the Swedish distribution business have also been lower than normal, especially in the beginning of the year, as a result of hoarding in the end of 2005. For the first six months, operating income for Other operations was a negative 55 MSEK (negative 83).

Taxes

Total tax for the first six months amounted to 473 MSEK (380), corresponding to an average tax rate of 30 percent (34). Following a revised double taxation treaty between Sweden and the US, the Company is no longer providing for a five percent withholding tax on net income from its US operations. The revised taxation treaty has not yet been ratified. In addition, the effective tax rate of the Group has decreased as a result of a more efficient structure following the restructurings and divestments in 2005.

Earnings per share

Earnings per share for the first six months amounted to 3.71 SEK (2.33). This year’s earnings per share, for the first six months, was positively affected by the one time pension plan curtailment gain by 0.36 SEK.

Depreciation and amortization

Total depreciation and amortization amounted to 221 MSEK (229), of which depreciation on tangible assets amounted to 157 MSEK (170) and amortization of intangible assets amounted to 64 MSEK (59).

Financing and cash flow

At the close of the period the Group’s net debt amounted to 4,444 MSEK, as compared to 674 MSEK on December 31, 2005, an increase of 3,770 MSEK. The increase is primarily due to share repurchases of 2,328 MSEK payments of dividend of 627 MSEK, unusually high tax payments and the acquisition of the Hajenius and Oud Kampen cigar brands. The Group’s direct investments in tangible fixed assets amounted to 124 MSEK (203).

Cash flow from operations was negative 310 MSEK compared with a positive 948 MSEK a year ago. Cash flow from operations has been negatively affected by unusually high tax payments of 1,308 MSEK compared with 330 MSEK during the first six months 2005. Income tax payments include tax payments during the first quarter after dissolution of a Swedish tax allocation reserve in 2005. Cash flow from operations also includes higher than normal payments of excise duties following the high volumes in the Swedish distribution in December 2005.

During the period new bond loans of 4,185 MSEK have been issued, including the issuance of a 300 MEUR Eurobond transaction which was done under the Group’s Global MTN program.

Cash and bank balances, together with short term investments, amounted to 4,072 MSEK at the end of the period, compared with 3,657 MSEK at the beginning of the year.

Net financing cost for the first six months amounted to a negative 65 MSEK (negative 53).

Average number of Group employees

The average number of employees in the Group during the first six months was 12,411 compared with 14,333 for the full year 2005. The number of employees decreased as a result of the divestment of businesses and rationalizations within several product areas.

Share structure

The Annual General Meeting on April 20, 2006 renewed the mandate to repurchase shares up to 10 percent of the shares of the Company. In addition, a decision was made to cancel 24.0 million shares held in treasury, with a contemporaneous bonus issue of an amount equivalent the amount represented by the cancelled shares or 28.8 MSEK. With the latter transaction the Company’s share capital did not decrease through the cancellation of shares. The total amount of registered shares in the Company after the cancellation of shares is 300,596,181 shares with a ratio value of 1.2959 SEK. In June, after Annual General Meeting approval, the Company issued 523,817 call options to senior Company officials and key employees for the stock option program for 2005. These call options can be exercised from March 2, 2009 to February 28, 2011. The exercise price is 127.10 SEK.

During the first six months 24.3 million shares were repurchased at an average price of 107.76 SEK. As at June 30, 2006 Swedish Match held 17.6 million shares in its treasury, corresponding to 5.9 percent of the total number of shares. Total shares bought back by Swedish Match since the buyback programs started have been repurchased at an average price of 65.53 SEK. During the first six months the Company also sold 1.4 million treasury shares at an average price of 67.50 SEK as a result of option holders exercising their options. The number of shares outstanding, net after repurchase and after the sale of treasury shares, as per June 30, 2006 amounted to 283.0 million. In addition, the Company has call options outstanding as of June 30, 2006 corresponding to 4.0 million shares exercisable in gradual stages from 2006-2011.

Other events and events after the period

As previously announced, in January, 2006, the Company sold its Arenco subsidiary. Arenco manufacture machines for match manufacturing and packaging in Kalmar and Halmstad, Sweden and Shanghai, China.

On March 31, 2006 the Company divested its advertising lights and accessories business.

On March 31, 2006 the Company acquired the Hajenius and Oud Kampen premium cigar brands, related production machinery and the Hajenius cigar shop in Amsterdam from the Burger Group. The two brands, that are primarily sold in the Netherlands, Belgium and Germany have an annual turnover of approximately 12 MEUR.

In February 2006 Philip Morris USA. Inc., initiated legal proceedings against Pinkerton Tobacco Co. LP in the United States District Court of Virginia, in Richmond alleging that the use of certain Western themes in the marketing of the Company’s Longhorn moist snuff products infringes its intellectual property rights.

On June 30 A Filing for Dismissal was filed in the US District Court (Richmond Division). As the matter has been resolved and dismissed by agreement of the parties, no damages have been awarded to either party by any court.

In a matter regarding the use of the Cohiba brand in the United States, Cubatabaco has been seeking to cancel General Cigar’s registration for the Cohiba trademark in the US. The US Court of Appeals of the Second Circuit concluded that General Cigar was the rightful owner of the Cohiba trademark in the US. The matter was appealed to the US Supreme Court, and the Supreme Court denied review of the case. General Cigar is now seeking a final order of dismissal from the district court. The district court will hold a hearing on the request for a final order of dismissal in September.

In accordance with the decision by the shareholders at the AGM on April 20, 2006, the chairman of the Board, Bernt Magnusson, has formed a Nominating Committee with four representatives of the major shareholders of the Company. In addition to Mr. Magnusson the Committee consists of William N Booth (Wellington Management Company), Michael Allison (Morgan Stanley), Mads Eg Gensmann (Parvus Asset Management) and Andy Brown (Cedar Rock Capital). Mads Eg Gensmann has been elected chairman of the Committee. Among the Directors, Bernt Magnusson and Tuve Johannesson have announced that they will not stand for another term. Bernt Magnusson first joined Swedish Match in 1979 and has been the chairman since 1996. Tuve Johanneson joined the Board in 2002.

Swedish Match AB (publ)

Swedish Match AB (publ) is the parent company of the Swedish Match Group. Sales in the parent company for the first six months amounted to 7 MSEK (10). Loss after financial items and before dividends from subsidiaries for the same period amounted to 315 MSEK (loss 75) and net loss to 267 MSEK (loss 61).

Capital expenditures during the first six months amounted to 0 MSEK (1). The cash flow for the period was 104 MSEK (negative 1,152). Cash and bank at the end of the period amounted to 415 MSEK (436).

Accounting principles

The financial information in this interim report has been prepared in accordance with the International Financial Reporting Standards (IFRS) approved by the European Commission for application within the EU. The report is prepared in accordance with the Accounting Standard IAS 34 Interim Financial Reporting. The accounting principles are the same as in the 2005 Annual Report.

From 2006 Swedish Match reports its operation in six primary segments: snuff, cigars, chewing tobacco, pipe tobacco & accessories, lights, and other. The lights segment comprises the former matches and lighters segments. Previous periods have been restated.

Additional information

The January-September 2006 report will be released October 25, 2006.

Stockholm, August 3, 2006

Sven Hindrikes

President and Chief Executive Officer

Review report

Introduction

We have reviewed the interim report for Swedish Match AB (publ), reg. no 556015-0756, for the period January-June 2006. Management is responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report is not prepared, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, August 3, 2006

KPMG Bohlins AB

Thomas Thiel

Authorized Public Accountant

Key data

	January - June		12 months ended Jun 30, 2006	Full year 2005
	2006	2005
Operating margin, %1)	24.1	18.7	22.2	19.7
Operating capital, MSEK	8,114	8,764	8,114	7,765
Return on operating capital, %1)			34.7	34.7
Return on shareholders’ equity, %			62.3	36.6

Net debt, MSEK2)	4,444	2,531	4,444	674
Net debt/equity ratio, %2)	183.5	57.3	183.5	13.3
Equity/assets ratio, %	14.4	28.2	14.4	30.2
Investments in tangible assets, MSEK	124	203	249	328
EBITDA, MSEK3)	1,714	1,414	3,506	3,206
EBITA, MSEK4)	1,557	1,244	3,120	2,807
EBITA interest cover	24.0	24.5	26.1	26.6
Net debt/EBITA			1.4	0.2
Share data5)
Earnings per share, SEK
Basic	3.71	2.33	7.00	5.61
Diluted	3.70	2.32	6.98	5.59
Excluding larger one time items, diluted	3.35	2.32	6.33	5.30
Excluding amortization and larger one time items, diluted	3.52	2.47	6.67	5.61
Shareholders’ equity per share, SEK	8.55	14.15	8.55	16.60
Number of shares outstanding at end of period	282,989,781	311,763,281	282,989,781	305,901,281
Average number of shares outstanding	297,216,755	319,594,254	303,939,804	315,128,554
Average number of shares outstanding, diluted	298,259,390	320,566,384	304,884,594	316,226,392

1)	Excluding larger one time items
2)	Pension liabilities are not included in net debt
3)	Operating income excluding larger one time items adjusted for depreciation, amortization and writedowns
4)	Operating income excluding larger one time items adjusted for amortization and writedowns of intangible assets
5)	Net income attributable to Swedish Match equity holders

Consolidated Income Statement in summary

	April – June		January - June		Change %	12 months ended Jun 30, - 06	Full year 2005	Change %
MSEK	2006	2005	2006	2005
Sales, including tobacco tax	5,502	5,604	10,299	10,490		21,929	22,120
Less tobacco tax	(2,260)	(2,220)	(4,106)	(4,139)		(8,776)	(8,809)

Sales	3,242	3,384	6,193	6,351	(2)	13,153	13,311	(1)
Cost of goods sold	(1,657)	(1,842)	(3,123)	(3,471)		(6,931)	(7,278)

Gross profit	1,584	1,542	3,070	2,880	7	6,223	6,033	3
Sales and administrative expenses*	(670)	(901)	(1,436)	(1,703)		(2,959)	(3,226)
Shares in earnings of associated co.	5	6	6	8		15	18

Operating income	920	647	1,640	1,185	38	3,280	2,825	16
Financial income	25	22	56	47		100	91
Financial expenses	(65)	(55)	(121)	(99)		(241)	(219)

Net financing cost	(40)	(33)	(65)	(53)		(141)	(128)

Income before taxes	880	614	1,575	1,132	39	3,139	2,696	16
Taxes	(264)	(209)	(473)	(380)		(1,011)	(919)

Net income for the period	616	405	1,103	752	47	2,128	1,777	20

Attributable to:
Swedish Match equity holders	616	404	1,102	744		2,127	1,769
Minority interests	0	2	0	8		1	9

Net income for the period	616	405	1,103	752	47	2,128	1,777	20

Earnings per share, basic, SEK	2.09	1.27	3.71	2.33		7.00	5.61
Earnings per share, diluted, SEK	2.08	1.27	3.70	2.32		6.98	5.59

*	Including income from sale of real estate of 206 MSEK during the third quarter 2005 and a pension curtailment gain of 148 MSEK during the second quarter 2006

Consolidated Balance Sheet in summary

MSEK	June 30, 2006	Dec 31, 2005
Intangible fixed assets	4,153	4,265
Tangible fixed assets	2,289	2,488
Financial fixed assets	1,361	1,150
Current operating assets	4,923	5,245
Short-term investments	2,513	1,929
Cash and bank	1,559	1,729

Total assets	16,798	16,806

Swedish Match equity holders	2,419	5,079
Minority interests	3	3

Total equity	2,422	5,083
Long-term provisions	2,626	3,072
Long-term loans	6,744	2,867
Other long-term liabilities	8	17
Short-term provisions	74	293
Short-term loans	1,772	1,464
Other current liabilities	3,152	4,010

Total shareholders’ equity, provisions and liabilities	16,798	16,806

Consolidated Cash Flow Statement in summary

MSEK	Jan - Jun 2006	Jan - Jun 2005
Income after financial items	1,575	1,132
Non-cash items and taxes paid	(1,260)	(126)
Cash flow from operations before changes in Working Capital	315	1,006
Cash flow from changes of Working Capital	(625)	(57)

Cash flow from operations	(310)	948
Investments
Investments in property, plant and equipment	(124)	(203)
Sales of property, plant and equipment	84	45
Investments in intangibles	(270)	—
Payment of minority shares in General Cigar	—	(1,099)
Acquisition of subsidiaries and associated companies	(19)	—
Divestment of business operations	31	—
Changes in financial receivables etc.	(174)	(19)
Changes in short-term investments*	(585)	1,067

Cash flow from investments	(1,056)	(208)
Financing
Changes in loans	4,185	728
Dividends	(627)	(612)
Repurchase of own shares	(2,328)	(895)
Sale of treasury shares	94	23
Other	(8)	(166)

Cash flow from financing	1,316	(923)
Cash flow for the period	(50)	(183)
Cash and bank at the beginning of the period	1,729	1,187
Translation difference attributable to cash and bank	(120)	60

Cash and bank at the end of the period	1,559	1,064

*	Refers to investments in short term securities as part of the cash management activities. The sum of cash and bank and short-term investments amounted to 4,072 MSEK at the end of the period compared to 3,657 MSEK at the end of 2005.

Change in Shareholders’ equity

	January - June 2006			January - June 2005
MSEK	Swedish Match equity holders	Minority interest	Total equity	Swedish Match equity holders	Minority interest	Total equity
Opening balance as per Dec 31	5,079	3	5,083	4,579	481	5,060
Repurchase of own shares	(2,619)		(2,619)	(895)		(895)
Sale of treasury shares	94		94	23		23
Dividend paid	(627)		(627)	(612)		(612)
Acquisition of minority shares in General Cigar			—		(532)	(532)
Fair value reserve IAS 39 etc.	20		20	24	17	41
Translation difference for the period	(631)	(1)	(632)	547	35	582
Net income for the period	1,103	0	1,103	744	8	752

Closing balance at end of period	2,419	3	2,422	4,411	9	4,420

Quarterly data

MSEK	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06
Sales, including tobacco tax	5,628	5,761	5,343	4,886	5,604	5,754	5,876	4,797	5,502
Less tobacco tax	(2,252)	(2,342)	(2,132)	(1,918)	(2,220)	(2,294)	(2,376)	(1,846)	(2,260)

Sales	3,376	3,419	3,211	2,967	3,384	3,461	3,500	2,951	3,242
Cost of goods sold	(1,864)	(1,804)	(1,843)	(1,629)	(1,842)	(1,848)	(1,959)	(1,456)	(1,657)

Gross profit	1,512	1,615	1,367	1,338	1,542	1,612	1,540	1,495	1,584
Sales and administrative expenses	(925)	(913)	(861)	(802)	(901)	(860)	(869)	(775)	(818)
Shares in earnings of associated co.	0	(1)	2	2	6	4	5	1	5

	587	702	508	538	647	756	678	721	772
Larger one time items
Pension curtailment gain	—	—	—	—	—	—	—	—	148
Income from sale of real estate	—	—	—	—	—	206	—	—	—
Income from settlement with UST	104	—	—	—	—	—	—	—	—
Match impairment charges	—	(150)	—	—	—	—	—	—	—
Provision for acquisition of shares in Wimco Ltd	—	(90)	—	—	—	—	—	—	—

Operating income	691	462	508	538	647	962	678	721	920
Financial income	60	49	7	26	22	15	31	31	25
Financial expenses	(87)	(73)	(74)	(46)	(55)	(55)	(67)	(56)	(65)

Net financial cost	(27)	(24)	(67)	(20)	(33)	(40)	(36)	(25)	(40)

Income before tax	664	438	441	518	614	922	642	696	880
Income taxes	(247)	(213)	(145)	(172)	(209)	(353)	(186)	(209)	(264)

Net income for the period	417	225	297	347	405	569	456	487	616

Attributable to:
Swedish Match equity holders	397	206	273	340	404	569	456	487	616
Minority interests	20	19	23	7	2	0	0	0	0

Net income for the period	417	225	297	347	405	569	456	487	616

Sales by product area

MSEK	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06
Snuff	814	791	726	703	800	809	819	785	831
Cigars	846	848	790	734	841	874	834	759	888
Chewing Tobacco	282	285	237	242	267	290	280	273	277
Pipe Tobacco & Accessories	214	234	242	216	218	241	245	238	218
Lights	487	495	508	437	524	454	521	387	368
Other operations	734	766	708	635	734	792	800	510	659

Total	3,376	3,419	3,211	2,967	3,384	3,461	3,500	2,951	3,242

Operating income by product area

MSEK	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06
Snuff	365	371	287	324	388	401	392	380	381
Cigars	156	174	108	136	112	188	176	158	202
Chewing Tobacco	82	82	67	69	83	94	100	83	78
Pipe Tobacco & Accessories	53	69	72	60	56	62	60	75	57
Lights	(29)	35	5	(4)	45	47	(31)	62	71
Other operations	(40)	(30)	(30)	(47)	(37)	(37)	(20)	(38)	(17)

Subtotal	587	702	508	538	647	756	678	721	772
Larger one time items
Pension curtailment gain	—	—	—	—	—	—	—	—	148
Income from real estate sale	—	—	—	—	—	206	—	—	—
Income from settlement with UST	104	—	—	—	—	—	—	—	—
Match impairment charges	—	(150)	—	—	—	—	—	—	—
Provision for acquisition of shares in Wimco Ltd.	—	(90)	—	—	—	—	—	—	—

Subtotal	104	(240)	—	—	—	206	—	—	148

Total	691	462	508	538	647	962	678	721	920

Operating margin by product area

Percent	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06
Snuff	44.8	46.9	39.5	46.0	48.5	49.5	47.8	48.5	45.9
Cigars	18.5	20.6	13.6	18.6	13.3	21.5	21.1	20.8	22.7
Chewing Tobacco	29.0	28.8	28.4	28.6	31.2	32.5	35.6	30.5	28.3
Pipe Tobacco & Accessories	24.6	29.7	29.8	27.6	25.6	25.7	24.4	31.3	26.0
Lights	(5.9)	7.0	0.9	(1.0)	8.7	10.5	(5.9)	16.1	19.4

Group*	17.4	20.5	15.8	18.1	19.1	21.9	19.4	24.4	23.8

*	Excluding larger one time items

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com